May 6, 2019

Julie Shiflett
Executive Vice President and Chief Financial Officer
Red Lion Hotels Corporation
1550 Market Street #350
Denver, Colorado 80202

       Re: Red Lion Hotels Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 8, 2019
           Form 8-K
           Filed March 8, 2019
           File No. 001-13957

Dear Ms. Shiflett:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on March 8, 2019

Exhibit 99.1
2019 Expectations , page 3

1. We note you disclosed an expected 2019 range for Adjusted EBITDA from continuing operations. In future filings, please provide the reconciliations required by Item
       10(e)(1)(i) of Regulation S-K. To the extent you are relying on the "unreasonable efforts"
       exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division's Compliance and Disclosure Interpretations for
       Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the
 Julie Shiflett
Red Lion Hotels Corporation
May 6, 2019
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Wilson K. Lee,
Senior Staff Accountant, at 202-551-3468 with any questions.



                                                          Sincerely,
FirstName LastNameJulie Shiflett
                                                          Division of
Corporation Finance
Comapany NameRed Lion Hotels Corporation
                                                          Office of Real Estate
and
May 6, 2019 Page 2                                        Commodities
FirstName LastName